NORDSTROM, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83.

This response letter omits confidential information that was delivered separately to the Division of Corporation Finance. The omissions are denoted with three asterisks (***).

June 2, 2011

VIA EDGAR TRANSMISSION (REDACTED)

VIA UPS AND FACSIMILIE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

Attn:  Mr. John Reynolds

 Assistant Director

Re:	Nordstrom, Inc.
Form 10-K for Fiscal Year Ended January 29, 2011
Filed March 18, 2011
File No. 001-15059

Dear Mr. Reynolds:

Thank you for your letter dated May 18, 2011 (“Comment Letter”) regarding the Nordstrom, Inc. (the “Company” or “we”) Annual Report on Form 10-K for the fiscal year ended January 29, 2011 (the “Filing”).

We understand the importance of providing full and transparent disclosures. We appreciate the Staff’s comments and we will use them to continue to enhance the overall disclosure in our filings.

For your convenience, the numbered paragraphs set forth below correspond to the paragraphs of your Comment Letter. Your comments are repeated in bold, and our responses in ordinary type follow.

Form 10-K for Fiscal Year Ended January 29, 2011

General

1. We note the statement in footnote 3 on page 16 that same-store sales include online sales. In future filings where you introduce the term same-store sales, please revise to clarify the reasons for including your direct-to-consumer amounts in the same-store sales computation. In addition, revise future filings to clarify in Management’s Discussion and Analysis to the

Confidential Treatment of a portion of this letter requested by Nordstrom, Inc.

extent online sales performance is significantly different from figures provided for total same-store sales. Please provide draft disclosure.

Response: Our Nordstrom full-line stores and online store are substantially integrated, with consistent branding, merchandising and marketing. This is a result of the significant investments we have made in our multi-channel capabilities over the past several years in order to provide our customers with an outstanding customer experience, regardless of channel. We have a shared inventory platform across all of our Nordstrom full-line stores and our online store, allowing us to fulfill online orders from our fulfillment center in Cedar Rapids, Iowa, or from any of our Nordstrom full-line stores. Additionally, we offer our customers the option to purchase items on our website and pick them up in our Nordstrom full-line stores, and items purchased on our website may also be returned at any of our full-line stores. Because of this substantial integration, we include online sales in our same-store sales.

In response to the Staff’s request, in future filings we will revise our disclosure regarding the definition of same-store sales to read as follows:

Same-store sales include sales from stores that have been open at least one full year at the beginning of the year. We also include sales from our Nordstrom online store in same-store sales because of the substantial integration of our Nordstrom full-line stores and online store.

In the first quarter of fiscal 2011, we intend to report same-store sales for the total company, Nordstrom (full-line stores plus Direct) and Nordstrom Rack. The consolidation of full-line and Direct sales reflects our recognition that our customers do not differentiate between the two channels, and is consistent with how we plan and manage our business. However, to the extent online sales performance is significantly different from total same-store sales, such that online sales performance significantly alters or masks our total same-store sales trends, we will provide an appropriate level of discussion and analysis in our future filings for clarification.

Notes to Consolidated Financial Statements, page 43

Note 2: Accounts Receivable, page 47

2. We note that under certain circumstances you may make modifications to a customer’s payment terms that constitute a troubled debt restructuring (“TDR”). We also note that TDRs were 2.7% and 4.3% of your total credit card receivables as of January 29, 2011 and January 30, 2010. Please expand your disclosure to disaggregate the amount of allowance specific to these receivables and include qualitative information explaining how modifications are factored in the determination of the allowance for credit losses. Please expand your policy to specifically discuss the factors considered in determining whether receivables qualify for TDRs. Please refer to ASC 310-10-50-33.

Response: Some of our credit card customers who experience financial difficulties may request concessions, either directly or through a third-party credit counseling organization, in an effort to avoid bankruptcy. When these customers are taking positive steps to pay their outstanding balance, our credit policy allows us to provide certain concessions for a limited period of time such as reduced or waived late fees, reduced or waived finance charges, reduced minimum

Confidential Treatment of a portion of this letter requested by Nordstrom, Inc.

payments and clear credit bureau reporting upon successful completion of a debt management plan.

We make these modifications of customers’ payment terms in an effort to help our customers avoid bankruptcy and to maximize our recoveries of outstanding credit card receivable balances. As such, these modifications constitute troubled debt restructurings (“TDRs”) as defined by Accounting Standards Codification (“ASC”) 310-40-15.

As with other aged receivables in our portfolio, the allowance for credit losses related to receivables classified as TDRs is primarily based on our historical aging and delinquency trends and write-off experience, with qualitative consideration of factors affecting the credit quality of our portfolio, including amounts of and trends in TDRs. The allowance for credit losses associated with receivables classified as TDRs was approximately $4 million as of January 29, 2011. Due to the relative insignificance of TDRs in our portfolio (2.7% of our total credit card receivables as of January 29, 2011), and the immaterial amount of the associated allowance for credit losses, we have not disaggregated the amount of the allowance specific to these receivables.

In response to the Staff’s request, in future filings we will revise our disclosures regarding TDRs to read as follows:

Under certain circumstances, we may make modifications to payment terms for a customer experiencing financial difficulties in an effort to help the customer avoid bankruptcy and to maximize our recovery of the outstanding balance. These modifications, which constitute a troubled debt restructuring (“TDR”), include reduced or waived fees and finance charges, and/or reduced minimum payments. Receivables classified as TDRs were $XX million, or X.X% of our total credit card receivables as of January 28, 2012 and $56 million, or 2.7% of our total credit card receivables as of January 29, 2011. As with other aged receivables in our portfolio, the allowance for credit losses related to receivables classified as TDRs is primarily based on our historical aging and delinquency trends and write-off experience, with qualitative consideration of factors affecting the credit quality of our portfolio, including amounts of and trends in TDRs.

Note 14: Segment Reporting, page 58

3. We note that you continued to aggregate your Nordstrom full-line multi-channel and Nordstrom Rack operating segments into a single reportable segment, which you refer to as “Retail”, based on their similar economic characteristics. However, on page 18 we note the same-store sales trend of your Nordstrom and Rack stores which do not appear to be similar. We also note your discussion in your fourth quarter 2010 earnings call that Rack stores have a lower gross profit rate and you continue to open Rack stores at a faster pace than full line stores. Please provide an analysis of how you concluded that these two operating segments have similar economic characteristics and discuss how they meet the aggregation criteria in ASC 280-10-50-11.

Confidential Treatment of a portion of this letter requested by Nordstrom, Inc.

Response: When evaluating our reportable segments, we considered the requirements of ASC 280-10-50-11, which states as follows:

Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The following analysis provides the basis for our conclusion that our Nordstrom and Nordstrom Rack operating segments may be aggregated into a single reportable segment, which we refer to as “Retail”, consistent with these requirements.

Objective and Basic Principles

ASC 280-10-10-1 describes the objective of segment reporting requirements, as follows:

The objective of requiring disclosures about segments of a public entity and related information is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

a.	Better understand the public entity’s performance
b.	Better assess its prospects for future net cash flows
c.	Make more informed judgments about the public entity as a whole.

Our principal business activity is fashion specialty retail, with 204 stores located in 28 states as of January 29, 2011, and an online store at www.nordstrom.com. We believe the ability to provide a consistent and high-quality shopping experience across channels is key to competing in the fashion specialty retail industry. Our multi-channel offering includes our Nordstrom full-line stores, our Nordstrom online store, and our Nordstrom Rack off-price stores. Through these multiple retail channels, we engage in the same type of business activity: offering our customers a wide selection of high-quality brand name and private label merchandise focused on apparel, shoes, cosmetics and accessories.

Our usage of the “Nordstrom” name in our branding for all three of these channels reflects the fact that they are all important and interdependent components of our fashion specialty retail business. Together, they allow us to offer our customers a compelling and complementary assortment of merchandise across a range of price points. Substantially all of our Nordstrom Rack stores are clustered geographically near one or more Nordstrom full-line stores, in order to capitalize and build on consumer awareness of our brand, offer a complementary merchandise selection and serve as a clearance outlet for merchandise from our Nordstrom full-line stores. We

Confidential Treatment of a portion of this letter requested by Nordstrom, Inc.

do not view these as separate business activities, but rather as strategic elements of our principal business activity of fashion specialty retail.

Like most retailers, our business is highly sensitive to macroeconomic conditions in the markets in which we operate. Across all of our retail channels, we sell high-quality apparel, shoes, cosmetics and accessories, which many consumers consider to be discretionary items. The sales and profitability of both our Nordstrom and Nordstrom Rack segments therefore depend to a significant degree on economic conditions such as employment levels, consumer confidence and personal income.

Through our Credit segment we engage in the business activities of credit card lending, payment products and related services. The economic environment in which our Credit segment operates, while similar in some respects to that of our Retail segment, also includes consumer credit market conditions, personal debt levels, interest rates and financial industry regulation. These business activities and economic conditions are clearly distinct from those of our Retail segment.

Based on the above considerations, and the additional quantitative and qualitative analysis below, we concluded that our current Retail and Credit segment reporting provides information about the different business activities in which we engage and the different economic environments in which we operate to help users of our financial statements better understand our performance, better assess our prospects for future net cash flows, and make more informed judgments about our business as a whole. We therefore believe that aggregating our Nordstrom and Nordstrom Rack operating segments into a single Retail reportable segment is consistent with the objectives and basic principles of ASC 280.

Similar Economic Characteristics

ASC 280-10-50-11 states that operating segments with similar economic characteristics “often exhibit similar long-term financial performance,” such as similar long-term average gross margins. Additionally, the implementation guidance in ASC 280-10-55-7A states that the similarity of economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.

We acknowledge the Staff’s observation that the same-store sales trends of our Nordstrom and Nordstrom Rack stores for the three most recent fiscal years do not appear to be similar. We respectfully submit that this time period is not representative of the long-term financial performance that can reasonably be expected of our stores. The severe financial crisis and economic downturn of 2008 and 2009 were unusual in recent history, causing larger than average declines in sales in our full-line stores, followed by a corresponding recovery resulting in larger than average increases in sales. As indicated in the following table, same-store sales results over the past ten years were directionally consistent with macroeconomic conditions:

Fiscal year	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Nordstrom	9.3%	(5.0%)	(10.6%)	3.5%	7.0%	5.3%	9.0%	4.6%	0.6%	(3.1%)
Nordstrom Rack	0.7%	2.5%	3.1%	8.7%	10.9%	14.8%	13.2%	5.3%	7.9%	(5.6%)

Confidential Treatment of a portion of this letter requested by Nordstrom, Inc.

In our segment disclosures in Note 14, and in our MD&A on page 18, we have reported net sales and same-store sales for Nordstrom and Nordstrom Rack as we believe such information is helpful to the users of our financial statements.

While we have reported sales and same-store sales by operating segment as indicated above, we believe that merchandise gross margins are a more relevant indicator of similar economic characteristics than sales and same-store sales trends. The following table summarizes merchandise gross margins (which exclude shipping revenue and buying and occupancy costs) for our Nordstrom and Nordstrom Rack segments for each of the five most recent fiscal years:

Fiscal year	2010	2009	2008	2007	2006
Nordstrom	***	***	***	***	***
Nordstrom Rack	***	***	***	***	***
Difference (bp)	***	***	***	***	***
Difference (%)	***	***	***	***	***

As indicated in the table, and as we noted in our fourth quarter 2010 earnings call, Nordstrom Rack has a lower gross margin than Nordstrom. However, the difference is relatively small and does not rise to a level that would lead us to conclude that the two segments are not economically similar. The average difference in gross margin over the past five years was *** basis points, or ***%. Short-term trends in markdowns, promotions or other factors can cause differences that are greater or smaller than the average in any given year, but our long-term gross margin trends are consistent with the average for this time period.

We also acknowledge the Staff’s observation that we are opening Nordstrom Rack stores at a faster pace than Nordstrom full-line stores. This in part reflects the fact that our Nordstrom Rack segment is newer than our Nordstrom segment, as well as our retail growth strategy and approach for entering new markets. Our first Nordstrom Rack opened as a clearance department in the basement of our downtown Seattle store in 1972, and we opened our first standalone Nordstrom Rack store in 1975.

Our growth strategy involves opening Nordstrom full-line stores and Nordstrom Rack stores together. As previously indicated, almost all of our Nordstrom Rack stores are located near one or more Nordstrom full-line stores in order to capitalize and build on consumer awareness of our brand, offer a complementary merchandise selection and serve as a clearance outlet for merchandise from our Nordstrom full-line stores. For these reasons, when entering new markets we typically open a Nordstrom full-line store first, followed by one or more Nordstrom Rack stores. We therefore have an opportunity to open additional Nordstrom Rack stores as we fill in their geographic presence around our Nordstrom full-line stores in both our current and potential future markets as part of our multi-channel retail strategy.

Our long-term plans reflect our belief that our Nordstrom and Nordstrom Rack segments have similar long-term future prospects for growth and profitability. We believe these segments are not only similar, but important and interdependent components of our fashion specialty retail business.

Based on the above analysis, we believe our Nordstrom and Nordstrom Rack operating segments have similar economic characteristics.

Confidential Treatment of a portion of this letter requested by Nordstrom, Inc.

Nature of Products and Services

Both our Nordstrom and Nordstrom Rack segments sell high-quality brand name and private-label merchandise focused on apparel, shoes, cosmetics and accessories. The departments in our Nordstrom Rack stores are largely consistent with the departments in our Nordstrom full-line stores, and we carry many of the same labels and brands across all of our retail channels. Approximately 20%-25% of the merchandise we sell in our Nordstrom Rack stores is clearance merchandise from our Nordstrom full-line stores and online store.

Nature of Production Processes

We purchase merchandise for both our Nordstrom and Nordstrom Rack segments from domestic and foreign suppliers, with significant overlap in the suppliers for both segments. We are able to leverage our relationships with vendors across our retail channels to provide our customers with a compelling assortment of brands and values. We also have arrangements with agents and contract manufacturers to produce our private label merchandise, which we sell in both our Nordstrom and Nordstrom Rack segments.

Type or Class of Customer

Our Nordstrom and Nordstrom Rack segments have the same type or class of customer – fashion-conscious retail consumers with above average disposable income. Through our Credit segment, we open new credit card accounts in both our Nordstrom full-line and Nordstrom Rack stores, and associated loyalty program benefits can be redeemed at both Nordstrom and Nordstrom Rack.

Methods of Distribution

Both our Nordstrom and Nordstrom Rack operating segments sell merchandise to customers in our retail store locations and through our website. We use the same distribution centers to deliver merchandise to our Nordstrom and Nordstrom Rack stores, and the same integrated inventory platform. Since most of our Nordstrom Rack stores are clustered geographically near one or more Nordstrom full-line stores, we are able to leverage our distribution network to serve both operating segments efficiently.

Nature of the Regulatory Environment

While the retail industry is not regulated to the same extent as industries such as banking, insurance or public utilities, our Nordstrom and Nordstrom Rack segments are subject to the same laws and regulations governing employment matters, information security and privacy, consumer product safety, and state and local sales, property and income taxes.

Conclusion

Based on our analysis, we concluded that our Nordstrom and Nordstrom Rack operating segments meet the requirements for aggregation as set forth in ASC 280-10-50-11.

Confidential Treatment of a portion of this letter requested by Nordstrom, Inc.

The Company hereby acknowledges that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (206) 373-4068 if you need any other information or would like to discuss the above response. Thank you for your consideration.

Sincerely,

Nordstrom, Inc.

/s/ Michael G. Koppel

Michael G. Koppel

Executive Vice President and Chief Financial Officer

cc:	D. Wayne Gittinger, Lane Powell PC

John D. Salata, Deloitte & Touche LLP

Robert B. Sari, Nordstrom, Inc., Executive Vice President, General Counsel and Secretary

Confidential Treatment of a portion of this letter requested by Nordstrom, Inc.